AMBEV COMPLETES THE ACQUISITION OF
                     CERVECERIA INTERNACIONAL IN PARAGUAY


SAO PAULO, JULY 11, 2001 -- COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV [NYSE:ABV, ABVC; BOVESPA: AMBV4, AMBV3], today announced that it has concluded its due diligence and has exercised its option to acquire Cerveceria Internacional's assets in Paraguay for US$12 million.

The assets consist of one production line, which is 7 years old and fully automated with an annual installed capacity of 300,000 hectoliters, representing 15.7% of Paraguay's annual consumption of 1.9 million hectoliters. AmBev will produce the Brahma Chopp and Ouro Fino brands, which are currently exported to Paraguay and represent 2.4% of the market according to ICA Market Research. AmBev plans to invest an additional US$2 million by 2004 to double the plant's production capacity.

This acquisition will further support the Company's international operations. AmBev is the largest brewer in Latin america with operations in Brazil, where it currently has a market share of approximately 70%. The Company also operates in Argentina, Uruguay and Venezuela.


For additional information, please contact the Investor Relations Department:


          Dana Voelzke                       Dara Chapman
          (5511) 3741-7560                   (5511) 3741-7553
          acdanav@ambev.com.br               acdara@ambev.com.br


                               WWW.AMBEV.COM.BR